# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Regencell Bioscience Holdings Ltd, CIK 0001829667
CUSIP: G7487R100
Title of class of securities: Ordinary Shares, $0.00001 Par Value
Address of issuer's principal executive offices: 9/F Chinachem Leighton Plaza,, 29 Leighton Road, Causeway Bay, Hong Kong, Hong Kong (K3), 00000
Date of event which requires filing of this statement: 03/10/2025
Filed by CIK 0001874958
Persons authorized to receive notices and communications: Yat-Gai Au, 9/F Chinachem Leighton Plaza, 29 Leighton Road, Causeway Bay, Hong Kong (K3), 00000, 852 2155-0823

## Reporting persons
- Regencell (BVI) Limited (CIK 0001874958): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: affiliate funds (AF); sole voting power 11,221,821; shared voting power 0; sole dispositive power 11,221,821; shared dispositive power 0; aggregate amount beneficially owned 11,221,821 (86.2% of the class)
- Yat-Gai Au: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); source of funds: personal funds (PF); sole voting power 11,221,821; shared voting power 0; sole dispositive power 11,221,821; shared dispositive power 0; aggregate amount beneficially owned 11,221,821 (86.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, $0.00001 Par Value
Name of issuer: Regencell Bioscience Holdings Ltd
Address of issuer's principal executive offices: 9/F Chinachem Leighton Plaza,, 29 Leighton Road, Causeway Bay, Hong Kong, Hong Kong (K3), 00000
Comment: This Amendment No. 6 to Schedule 13D (this "Amendment No. 6") amends and supplements the Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "SEC") on July 27, 2021 (as amended to date, the "Schedule 13D") by Mr. Yat-Gai Au, a Hong Kong citizen, and Regencell (BVI) Limited, a limited liability company organized in British Virgin Islands ("Regencell (BVI) Limited," and together with Mr. Yat-Gai Au, the "Reporting Persons"), with respect to the ordinary shares of Regencell Bioscience Holdings Limited (the "Company" or "Issuer"), with par value $0.00001 per share (the "Ordinary Shares"). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following at the end of Item 3:

Between July 26, 2022 and August 27, 2024, Regencell (BVI) Limited acquired a total of another 7,245 Ordinary Shares from open market purchases at an aggregate price of $89,765.55. Regencell (BVI) Limited used Mr. Yat-Gai Au's personal funds to effect these purchases of Ordinary Shares.

In addition, on March 10, 2025, Regencell (BVI) Limited, as the purchaser, entered into a sale and purchase (the "Sale and Purchase Agreement") with a third-party shareholder of the Issuer, as the seller (the "Seller"), pursuant to which, Regencell (BVI) Limited agreed to purchase 652,982 Ordinary Shares of the Issuer from the Seller at an aggregate price of $6,203,329, or $9.50 per share, subject to the terms and conditions therein. Regencell (BVI) Limited used Mr. Yat-Gai Au's personal funds to effect the purchase.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and restated in its entirety with the following:

Item 3 of the Schedule 13D is incorporated by reference to this Item 4.

Sale and Purchase Agreement

On March 10, 2025, Regencell (BVI) Limited entered into the Sale and Purchase Agreement with the Seller to purchase 652,982 Ordinary Shares of the Issuer from the Seller at an aggregate price of $6,203,329, or $9.50 per share, subject to the terms and conditions therein. The closing conditions are customary. The closing is expected to be on or around March 13, 2025.

The foregoing description of the Sale and Purchase Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of such agreement, which is attached hereto and incorporated herein by reference.

The Reporting Persons acquired the Ordinary Shares described in Items 3 and 5(c), and all other Ordinary Shares purchased since the initial filing of Schedule 13D on July 27, 2021, for investment purposes.

Except for the foregoing and except in Yat-Gai Au's capacity as the Chief Executive Officer and the chairman of the board of director of the Issuer and the beneficial owner of the Ordinary Shares of the Issuer, other than as set forth in the Schedule 13D, the Reporting Persons, or to the knowledge of the Reporting Persons, the persons identified in Item 2 to Schedule 13D, do not have any plans or proposals which relate to or would result in, any of the matters described in subsections (a) through (j) of Item 4 of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons, and any persons identified in Item 2 to Schedule 13D, may change their purpose or formulate different plans or proposals with respect thereto at any time.

General

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons' review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments. The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions.

In addition, the Reporting Persons may engage in discussions with management, the board of directors of the Issuer, and shareholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore: sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer's business or corporate structure, including changes in management or the composition of the board of directors of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a) and (b) of the Schedule 13D are hereby amended and restated in their entirety with the following:

The responses to Items 7 to 13 of each of the cover page of this Amendment No. 6 for the Reporting Persons are incorporated herein by reference.

Percentage is calculated based on the 13,012,866 ordinary shares of the Issuer issued and outstanding as of March 12, 2025, information provided by the Issuer.

Mr. Yat-Gai Au is the sole director and sole shareholder of Regencell (BVI) Limited and may be deemed to beneficially own the securities held by Regencell (BVI) Limited.

Except as set forth in this Item 5(a) and (b), to the knowledge of the Reporting Persons, none of the persons identified in Item 2 to Schedule 13D beneficially owns any Ordinary Shares of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and restated in its entirety with the following:

Except as disclosed in Items 3, 4 and 5 of the Schedule 13D, no transactions in the Ordinary Shares were effected during the past sixty (60) days by the Reporting Persons, or to the knowledge of the Reporting Persons, any persons identified in Item 2 to Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following before the last paragraph in this Item:

Item 4 above summarizes certain provisions of the Sale and Purchase Agreement, and is incorporated herein by reference. A copy of the agreement is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended to include the following:

Exhibit 2 Sale and Purchase Agreement, dated March 10, 2025.

## Signatures
- Regencell (BVI) Limited: /s/ Yat-Gai Au, Yat-Gai Au/Sole Director (03/13/2025)
- Yat-Gai Au: /s/ Yat-Gai Au, Yat-Gai Au (03/13/2025)